Filed Pursuant to Rule 424(b)(2)
Registration No. 333-124743

Prospectus Supplement

May 23, 2006

(To Prospectus dated May 17, 2005)

$1,100,000,000

$600,000,000 6.05% Notes due 2036

$500,000,000 Floating Rate Notes due 2009

United Technologies Corporation is offering one series of floating rate notes that will pay interest quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2006, and one series of fixed rate notes that will pay interest semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2006. The fixed rate notes due 2036 will bear interest at a rate equal to 6.05% per year. The floating rate notes due 2009 will bear interest at a floating rate equal to three-month LIBOR plus 0.07%. The notes due 2036 will mature on June 1, 2036 and the notes due 2009 will mature on June 1, 2009. We may redeem some or all of the notes due 2036 at any time, and we may redeem some or all of the notes due 2009 at any time after June 1, 2007, in each case, at the redemption price discussed under the caption “Description of the Notes—Optional Redemption.”

The notes of each series will be senior obligations of our company and will rank equally with each other and all of our other unsecured senior indebtedness from time to time outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount	Proceeds to United Technologies (before expenses)(1)
Per Note due 2036	99.273%	0.875%	98.398%
Total	$595,638,000	$5,250,000	$590,388,000
Per Note due 2009	100.000%	0.250%	99.750%
Total	$500,000,000	$1,250,000	$498,750,000

(1)	Plus accrued interest from May 26, 2006, if settlement occurs after that date.

The underwriters expect to deliver the notes to investors in book-entry only form through the facilities of The Depository Trust Company on or about May 26, 2006.

Global Coordinator and Joint Book-Running Manager

JPMorgan

Other Joint Book-Running Managers

Banc of America Securities LLC

Citigroup

Goldman, Sachs & Co.

HSBC

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates.

T ABLE OF CONTENTS

Prospectus Supplement

UNITED TECHNOLOGIES CORPORATION

United Technologies Corporation provides high technology products and services to the building systems and aerospace industries worldwide. United Technologies Corporation conducts its business through six principal segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Each segment groups similar operating companies, and its management organization has general operating autonomy over a range of products and services. The principal products and services of each segment are as follows:

•	Otis elevators, escalators, moving walkways and service.

•	Carrier commercial, residential and industrial heating, ventilating and air conditioning (HVAC) systems and equipment, commercial and transport refrigeration, food service equipment, building automation and controls, energy management and air quality systems, and aftermarket service and components.

•	UTC Fire & Security electronic security, monitoring and rapid response systems and service, security personnel services, fire detection, protection and suppression systems and fire fighting equipment.

•	Pratt & Whitney commercial, general aviation and military aircraft engines, parts and service, industrial gas turbines and space propulsion.

•	Hamilton Sundstrand aerospace products and aftermarket services, including power generation, management and distribution systems, flight, engine, fire protection and detection and environmental control systems, auxiliary power units and propeller systems, and industrial products, including air compressors, metering pumps and fluid handling equipment.

•	Sikorsky commercial and military helicopters, aftermarket helicopter and aircraft parts and service.

United Technologies Corporation was incorporated in Delaware in 1934. Unless the context otherwise requires, “UTC,” “we,” “us” or “our” means United Technologies Corporation. Our principal executive offices are located at United Technologies Building, One Financial Plaza, Hartford, Connecticut 06101, telephone: (860) 728-7000.

RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended March 31,		Year Ended December 31,
2006	2005	2005	2004	2003	2002	2001
7.57	8.35	8.62	9.17	7.92	7.58	6.12

For purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the sum of income from continuing operations before income taxes and minority interests for UTC and its subsidiaries plus fixed charges, minus interest capitalized, plus amortization of interest capitalized. Fixed charges represent interest accrued on indebtedness of UTC and its consolidated subsidiaries, including interest capitalized, plus one-third of rents, the proportion deemed representative of the interest factor.

USE OF PROCEEDS

We anticipate that we will receive approximately $1,089,138,000 in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions but before deducting other offering expenses. These net proceeds will be used primarily to repay commercial paper borrowings with an average annualized interest rate of 5.01% maturing on May 26, 2006. We generally use our commercial paper borrowings, and used the proceeds from these borrowings, primarily for general corporate purposes, including financing acquisitions and repurchases of our stock. Pending use, we may invest the net proceeds in short-term interest-bearing obligations.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes offered by this prospectus supplement adds information to (and to the extent inconsistent therewith supersedes) the description of the general terms and provisions of debt securities under the heading “Description of Debt Securities” in the accompanying prospectus.

We will issue the notes due 2036 in an initial aggregate principal amount of $600,000,000 and the notes due 2009 in an initial aggregate principal amount of $500,000,000, subject, in each case, to reopening. The notes due 2036 will mature on June 1, 2036, and the notes due 2009 will mature on June 1, 2009. We will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes of each series will bear interest at the applicable rate shown on the cover of this prospectus supplement and will accrue interest from May 26, 2006, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable on the notes due 2036 semiannually in arrears on June 1 and December 1 of each year, commencing on December 1, 2006, to the person in whose name a note is registered at the close of business on the date that is fifteen calendar days prior to the date on which interest is scheduled to be paid. If the date on which a payment of interest or principal on the notes due 2036 is scheduled to be paid is not a business day, then that interest or principal will be paid on the next succeeding business day. Interest with respect to the notes due 2036 will accrue on the basis of a 360-day year consisting of twelve 30-day months.

Interest will be payable on the notes due 2009 quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2006, to the person in whose name a note is registered at the close of business on the date that is fifteen calendar days prior to the date on which interest is scheduled to be paid. If the date on which a payment of interest or principal on the notes due 2009 is scheduled to be paid is not a London business day, then that interest or principal will be paid on the next succeeding London business day, unless that London business day is in the next succeeding calendar month, in which case the applicable interest payment date will be the immediately preceding London business day. Interest with respect to the notes due 2009 will accrue on the basis of a 360-day year and the actual number of days that have elapsed in the applicable interest period.

A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

We will not pay any additional amounts to holders of the notes that are not U.S. persons in respect of any tax, assessment or governmental charge. We may redeem some or all of the notes due 2036 at any time, and we may redeem some or all of the notes due 2009 at any time after June 1, 2007 at the redemption prices discussed below.

In some circumstances, we may elect to discharge our obligations on the notes due 2036 through defeasance or covenant defeasance. See “Description of Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus for more information about how we may do this.

We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as any series of notes offered by this prospectus supplement. Any additional notes will, together with the applicable series of notes offered by this prospectus supplement, constitute a single series of notes under the indenture.

Notices or demands to or upon UTC in respect of the notes may be addressed to our principal executive offices. See “United Technologies Corporation” in this prospectus supplement for the address of our principal executive offices.

Interest Rate Determination for the Notes Due 2009

The notes due 2009 will bear interest for each interest period at a rate determined by The Bank of New York Trust Company, N.A., acting as calculation agent. The interest rate on the notes due 2009 for a particular interest period will be a rate for the preceding three months equal to LIBOR as determined on the interest determination date plus 0.07%. The interest determination date for an interest period will be the second London business day preceding such interest period. Promptly upon determination, the calculation agent will inform us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the notes due 2009, the trustee and us.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on such interest determination date. If Telerate Page 3750 is replaced by another service or ceases to exist, the calculation agent will use the replacing service or such other service that may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits.

If no offered rate appears on Telerate Page 3750 on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period. The interest rate for the initial interest period of the notes due 2009 will be LIBOR as determined on the second London business day preceding the initial interest period plus 0.07%.

Upon request from any holder of the notes due 2009, the calculation agent will provide the interest rate in effect on the notes due 2009 for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

Optional Redemption

Notes due 2009

We may redeem the notes due 2009, in whole or in part, at our option at any time after June 1, 2007, at a redemption price in U.S. dollars equal to 100% of the principal amount of the notes due 2009 to be redeemed, plus interest accrued to the date of redemption on the principal balance of the notes due 2009 being redeemed.

Notes due 2036

We may redeem the notes due 2036, in whole or in part, at our option at any time, at a redemption price in U.S. dollars equal to the greater of:

(1)	100% of the principal amount of the notes due 2036 to be redeemed; and

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the notes due 2036 to be redeemed as described below, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described below plus 15 basis points.

The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes due 2036 being redeemed.

We will use the following procedures to calculate the adjusted treasury rate. We will appoint J.P. Morgan Securities Inc., Banc of America Securities LLC and Citigroup Global Markets Inc. or their respective successors, and any two other nationally recognized investment banking firms that are primary U.S. government securities dealers in New York City, as reference dealers. We will select one of these reference dealers to act as our quotation agent. If any of these firms ceases to be a primary dealer of U.S. government securities in New York City, we will appoint another nationally recognized investment banking firm that is a primary dealer as a substitute.

The quotation agent will select a United States Treasury security that has a maturity comparable to the remaining maturity of the notes due 2036 to be redeemed and that would be used in accordance with customary financial practice to price new issues of corporate debt securities with a maturity comparable to the remaining maturity of the notes due 2036 to be redeemed. The reference dealers will provide us and the trustee with the bid and asked prices for that comparable United States Treasury security as of 3:30 p.m., New York time, in writing on the third business day before the redemption date. The trustee will calculate the average of the bid and asked prices provided by each reference dealer, eliminate the highest and the lowest reference dealer quotations (or only one of the highest or lowest if there are more than one) and then calculate the average of the remaining reference dealer quotations. However, if the trustee obtains fewer than four reference dealer quotations, it will calculate the average of all the reference dealer quotations obtained and not eliminate any quotations. We refer to this average quotation as the comparable treasury price.

The adjusted treasury rate will be the semi-annual equivalent yield to maturity of a security whose price, expressed as a percentage of its principal amount, is equal to the comparable treasury price.

General

We will mail notice of any redemption to the registered holder of the series of notes to be redeemed not less than 30 days and not more than 60 days before the redemption date. Unless we default in payment of the redemption price on the redemption date, interest will cease to accrue on the series of notes or portions of series of notes called for redemption on and after the redemption date. On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the notes due 2009 or the notes due 2036, as the case may be, to be redeemed on that date. If we redeem less than all of any series of notes, the trustee will choose the notes to be redeemed by any method that it deems fair and appropriate.

Book-Entry System

We will issue each series of notes in the form of one or more fully registered global securities, as described in “Legal Ownership” in the accompanying prospectus. We will deposit these global securities with, or on behalf of, The Depository Trust Company, New York, New York, as depositary, known as DTC, and register these securities in the name of DTC’s nominee, Cede & Co.

DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC’s participants include securities brokers and dealers, including the underwriters of this offering, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Because DTC or its nominee will be the only registered owner of the global securities, Clearstream, Luxembourg and Euroclear Bank S.A./N.V. can hold positions in the global securities through their respective U.S. depositaries, which in turn will hold positions on the books of DTC. Accordingly, purchasers of notes can hold interests in the global securities through Clearstream, Luxembourg or through Euroclear, as operator of the Euroclear System, but only if they are participants in these systems or indirectly through organizations that are participants in these systems. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. The rules applicable to DTC and its participants are on file with the SEC.

UNDERWRITING

J.P. Morgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and HSBC Securities (USA) Inc. are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement and in the pricing agreement, each dated the date of this prospectus supplement, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to each such underwriter, the principal amount of each series of notes stated opposite the name of such underwriter.

Underwriters	Principal Amount of Notes due 2036	Principal Amount of Notes due 2009
J.P. Morgan Securities Inc. .	$102,000,000	$90,000,000
Banc of America Securities LLC	64,800,000	90,000,000
Citigroup Global Markets Inc. .	102,000,000	86,000,000
Goldman, Sachs & Co.	54,600,000	61,500,000
HSBC Securities (USA) Inc.	70,200,000	72,500,000
ABN AMRO Incorporated	27,600,000
BNP Paribas Securities Corp.	27,600,000	20,000,000
BNY Capital Markets, Inc.		20,000,000
Deutsche Bank Securities Inc.	27,600,000	20,000,000
Dresdner Kleinwort Wasserstein Securities LLC	27,600,000	20,000,000
Mellon Financial Markets, LLC		20,000,000
Harris Nesbitt Corp.	27,600,000
Daiwa Securities America Inc.	20,400,000
Lazard Capital Markets LLC	20,400,000
Santander Investment Securities Inc.	13,800,000
SG Americas Securities, LLC	13,800,000

Total	$600,000,000	$500,000,000

The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters to purchase the notes included in this offering are subject to various conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices stated on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.500% and 0.150% of the principal amount of the notes due 2036 and the notes due 2009, respectively. The underwriters may allow, and these dealers may reallow, a concession not to exceed 0.250% and 0.095% of the principal amount of the notes due 2036 and the notes due 2009, respectively, on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering prices and concessions.

The notes of each series are a new issue of securities with no established trading market and will not be listed on any securities exchange or any automated dealer quotation system. The underwriters have advised us that they intend to make a market in each series of notes, but they are not obligated to do so and may discontinue any market-making with respect to any series of notes at any time without notice. We do not know how liquid the trading market for any series of notes will be. If an active public trading market for any series of notes does not develop, the market price and liquidity of the notes may be adversely affected.

The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering, expressed as a percentage of the principal amount of each series of the notes.

Paid by UTC
Per Note due 2036	0.875%
Per Note due 2009	0.250%

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Overallotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters may also impose penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when any of the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be $384,000.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

Daiwa Securities America Inc. (“Daiwa”) has entered into an agreement with SMBC Securities, Inc. (“SMBC”) pursuant to which SMBC provides certain advisory and/or other services to Daiwa, including services with respect to this offering. In return for the provision of such services by SMBC to Daiwa, Daiwa will pay to SMBC a mutually agreed upon fee.

The underwriters and their affiliates have performed certain investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, be customers of, engage in transactions with and perform services for us in the ordinary course of business for which they may receive customary fees and expenses. Bank of America, N.A. is the Administrative Agent and Banc of America Securities LLC is a Joint Lead Arranger and Joint Book Manager under a $1.5 billion revolving credit agreement we entered into in November 2004. Certain of the underwriters are affiliates of lenders under this revolving credit agreement.

George David, the Chairman and Chief Executive Officer of UTC, is a member of the Board of Directors of Citigroup Inc., the parent of Citigroup Global Markets Inc.

BNY Capital Markets, Inc. is an affiliate of The Bank of New York Trust Company, N.A., trustee under the indenture and the calculation agent under the calculation agent agreement to be entered into between UTC and The Bank of New York Trust Company, N.A.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to UTC’s annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of UTC for the three-month periods ended March 31, 2006 and 2005, incorporated by reference in this prospectus supplement and the accompanying prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of that information. However, their separate report dated April 21, 2006, incorporated by reference herein and therein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the related registration statement on Form S-3. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. In addition, statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are not necessarily complete. For further information, we refer you to the registration statement on Form S-3, including its exhibits.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. See “Where You Can Find More Information” in the accompanying prospectus for information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.

We incorporate by reference the following documents:

•	Annual report on Form 10-K for the year ended December 31, 2005.

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2006.

•	Current report on Form 8-K filed on February 8, 2006.

•	Current report on Form 8-K filed on March 10, 2006.

•	Current report on Form 8-K filed on March 24, 2006.

•	Current report on Form 8-K filed on April 18, 2006.

The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and later information filed with the SEC will update and supersede information in prior filings.

$1,100,000,000

$600,000,000 6.05% Notes due 2036

$500,000,000 Floating Rate Notes due 2009

Prospectus Supplement

May 23, 2006

Global Coordinator and Joint Book-Running Manager

JPMorgan

Other Joint Book-Running Managers

Banc of America Securities LLC
Citigroup
Goldman, Sachs & Co.
HSBC